UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

March 23, 2023

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Resolutions from the Annual General Meeting of Novo Nordisk A/S

Bagsværd, Denmark, 23 March 2023 - Today, Novo Nordisk A/S held its Annual General Meeting.

At the Annual General Meeting, Helge Lund, Chair of the Board of Directors communicated: “We are very pleased with the performance of Novo Nordisk in 2022, where we continued to make progress on our strategic aspirations. Globally, we reached almost 40 million patients, the most ever. As Novo Nordisk celebrates its 100th anniversary in 2023, the need for innovation has never been greater. We will continue to develop the medicines for the future and ensure long-term sustainable growth with the aspiration of driving long-term value to society.”

Resolutions adopted at the Annual General Meeting

Financial year 2022 and board remuneration

•	Approval of the Company’s statutory Annual Report 2022 and distribution of profits according to the statutory Annual Report 2022.
•	The final dividend for 2022 of DKK 8.15 for each Novo Nordisk A or B share of DKK 0.20. The total dividend for 2022 of DKK 12.40 includes both the interim dividend of DKK 4.25 for each Novo Nordisk A and B share of DKK 0.20 which was paid in August 2022 and the final dividend of DKK 8.15 for each Novo Nordisk A and B share of DKK 0.20 to be paid in March 2023.
•	The Remuneration Report 2022 was approved (advisory vote).
•	The actual remuneration of the Board of Directors for 2022 and the remuneration level for 2023 were approved.

Elections

•	Re-election of Helge Lund as chair of the Board of Directors.
•	Re-election of Henrik Poulsen as vice chair of the Board of Directors.
•	Re-election of Laurence Debroux, Andreas Fibig, Sylvie Grégoire, Christina Law, Kasim Kutay and Martin Mackay as members of the Board of Directors.

•	Re-appointment of Deloitte Statsautoriseret Revisionspartnerselskab as the Company’s auditor.

Shares and capital

•	Reduction of the Company’s B share capital by cancellation of part of the Company’s own holding of B shares. The Company’s B share capital is reduced by DKK 5,000,000 from DKK 348,512,800 to DKK 343,512,800. The Company’s A share capital of DKK 107,487,200 remains unchanged, whereby the Company’s share capital will amount to DKK 451,000,000.
•	Authorisation to the Board of Directors until the Annual General Meeting 2024 to allow the Company to repurchase own shares of up to 10% of the share capital subject to a holding limit of 10% of the share capital.
•	Extension of the authorisation to the Board of Directors to increase the Company's share capital for a period of one year until 25 March 2025 up to nominally DKK 45,100,000.

Other

•	Amendment to the Remuneration Policy regarding the multiplier applied to the fee of the Chair of the Board of Directors.
•	A shareholder proposal on product pricing was not adopted.

The meeting was held as a partially electronic meeting enabling shareholders to participate either in person or virtually. The shareholders had been encouraged to exercise their rights by submitting proxies or votes by correspondence in advance of the Annual General Meeting.

Composition of the Board of Directors and its committees

After the Annual General Meeting, the Board of Directors held a board meeting to appoint members of its committees.

The Board of Directors, including its committees, is now composed as follows:

•	Helge Lund (chair of the Board and chair of the Nomination Committee)
•	Henrik Poulsen (vice chair of the Board, chair of the Remuneration Committee and member of the Audit Committee)
•	Elisabeth Dahl Christensen (employee representative and member of the Remuneration Committee)
•	Laurence Debroux (chair of the Audit Committee and member of the Remuneration Committee)
•	Andreas Fibig (member of the Research & Development Committee)
•	Sylvie Grégoire (member of the Audit Committee, the Nomination Committee and the Research & Development Committee)

•	Liselotte Hyveled (employee representative and member of the Research & Development Committee)
•	Mette Bøjer Jensen (employee representative and member of the Audit Committee)
•	Kasim Kutay (member of the Nomination Committee and the Research & Development Committee)
•	Christina Law (member of the Audit Committee)
•	Martin Mackay (chair of the Research & Development Committee and member of the Remuneration Committee)
•	Thomas Rantzau (employee representative and member of the Nomination Committee)

Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat diabetes and other serious chronic diseases such as obesity and rare blood and endocrine disorders. We do so by pioneering scientific breakthroughs, expanding access to our medicines, and working to prevent and ultimately cure disease. Novo Nordisk employs about 54,400 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube

Contact for further information

Media:
Ambre Brown Morley +45 3079 9289 abmo@novonordisk.com	Natalia Salomao Abrahao (US) +1 848 304 1027 niaa@novonordisk.com

Investors:
Daniel Muusmann Bohsen +45 3075 2175 dabo@novonordisk.com	Jacob Martin Wiborg Rode +45 3075 5956 jrde@novonordisk.com

David Heiberg Landsted +45 3077 6915 dhel@novonordisk.com	Mark Joseph Root (US) +1 848 213 3219 mjhr@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 20 / 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: March 23, 2023	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer